China Biopharma, Inc. 173 Yugu Lu, Zhongtian Dasha 16-L, Hangzhou, China 310007 Tel: 609-651-8588 Fax: 609-228-4301 www.chinabiopharma.com.cn

March 5, 2009

BY EDGAR
Jim B.  Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Biopharma, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2007,
Form 10-KSB Amendment #1 for the Fiscal Year Ended December 31, 2007,
Form 10-QSB for the Quarterly Period Ended June 30, 2008
Form 10-QSB Amendment #1 for Quarterly Period Ended June 30, 2008,
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 000-50005

Dear Mr. Rosenberg:

Reference is made to your comment letter, dated February 6, 2009, to China Biopharma, Inc., (the “Company”), relating to the subject annual report and quarterly report (the “Comment Letter”).

We wish to advise you that the Company is still working on its response and plans to file it on or before Tuesday, March 31, 2009.

Very truly yours,

China Biopharma, Inc.

By:	/s/ Peter Wang
Peter Wang, CEO